UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

December 27, 2019

Graña y Montero S.A.A. (the “Company”), the Peruvian Third Bureau of the Supraprovincial Corporate Prosecutor’s Office (the “Prosecutors”) and the Ad Hoc Peruvian National State Counsel (the “State Counsel”) have entered into a preliminary plea agreement (the “Preliminary Agreement”) that contains the general terms and conditions to be included in a definitive plea agreement to be executed between the parties in no more than 60 business days.

The Prosecutors waived the Company’s duty of confidentiality regarding its negotiation of a plea agreement in regards to the Construction Club case and the Lava Jato case, however, the specific content of the Preliminary Agreement remains under legal confidentiality, as well as the investigation processes included within the scope of such agreement.

In addition, pursuant to the Preliminary Agreement, the Company withdrew its arbitration application filed before the International Centre for Settlement of Investment Disputes´ General Secretariat in connection to an existing dispute with the Peruvian Government related to the Gaseoduto Sur Peruano project.

The Company has accomplished an important milestone in fulfilling its commitment towards truth, transparency and integrity by executing the Preliminary Agreement and it has made substantial steps in reaching certainty regarding its exposure to the current investigations conducted against it.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: December 27, 2019